Exhibit 99.1

CollPlant and United Therapeutics Announce Exercise of Option that will Expand their Collaboration to Include 3D Bioprinting of Human Kidneys for Transplant

•	Expanded collaboration combines CollPlant’s proprietary BioInk that is based on its recombinant human collagen (rhCollagen) technology and United Therapeutics’ regenerative medicine and organ manufacturing capabilities
•	Collaboration aims to help reduce global organ shortages of kidney transplants and potentially save lives of millions of patients on kidney waiting lists
•	Kidneys are added to the initial collaboration focused on 3D bioprinting of lung transplants, which remains ongoing

REHOVOT, Israel and SILVER SPRING, Maryland, September 21, 2020 -- CollPlant Biotechnologies (NASDAQ: CLGN) and United Therapeutics Corporation (NASDAQ: UTHR) today announced an expansion of their collaboration with the exercise by United Therapeutics of its option to cover a second lifesaving organ, human kidneys. United Therapeutics paid CollPlant $3 million for the option exercise.

The collaboration agreement combines CollPlant’s proprietary recombinant human collagen (rhCollagen) and BioInk technology with the regenerative medicine and organ manufacturing capabilities of United Therapeutics.

The option exercise grants United Therapeutics through its wholly owned organ manufacturing and transplantation-focused subsidiary, Lung Biotechnology PBC, an exclusive license to CollPlant’s technology for the production and use of rhCollagen-based BioInk for 3D bioprinting of human kidneys. This expanded collaboration is aimed at helping reduce global organ shortages and thereby potentially saving lives of millions of patients on kidney waiting lists.

“Organ shortages are an unmet global health need and by partnering with United Therapeutics for the past couple of years, we have made significant progress with this pivotal organ manufacturing initiative,” stated Yehiel Tal, the Chief Executive Officer of CollPlant. “United Therapeutics is pioneering the emerging organ manufacturing field, and we are honored to be part of this effort via this partnership. This option exercise demonstrates another important validation of our rhCollagen platform technology, performing as an optimal building block for regenerative medicine. We remain committed to exploring new innovative applications in the fields of medical aesthetics and 3D bioprinting of tissues and organs.”

“We are excited to expand our collaboration with CollPlant’s extraordinary technology to transform the tobacco plant – one that is so associated with devastating diseases – into a collagen-expressing plant that will be essential to the production of an unlimited number of transplantable organs,” said Martine Rothblatt, Ph.D., Chairman and Chief Executive Officer of United Therapeutics. “Our collagen-expressing plants are already flourishing in Texas where we enjoy three growing seasons.”

The collaboration agreement itself, which was signed in October 2018, granted United Therapeutics an exclusive license to CollPlant’s technology for the production and use of rhCollagen-based BioInk for 3D bioprinted lung transplants. CollPlant will manufacture and supply BioInk for a few years to meet development process demand and will provide technical support to United Therapeutics as it establishes a U.S. facility for the manufacture of CollPlant’s rhCollagen and BioInk.

Under financial terms of the original collaboration agreement, CollPlant received an upfront payment of $5 million and will receive milestone payments of up to $15 million based on the achievement of certain operational and regulatory milestones related to the development of manufactured lungs. The agreement also provides United Therapeutics with an option to extend the license to two remaining additional life-saving organs with option exercise payments of up to $6 million. As a result of the option exercise for human kidneys these options have been extended for an additional one year through November 9, 2021. The agreement also provides additional developmental milestone payments of up to $15 million if United Therapeutics elects to develop manufactured organs other than lungs using CollPlant’s technology. CollPlant will also be entitled to royalties on sales of commercialized products covered by patents licensed from CollPlant.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. CollPlant's products are based on its rhCollagen (recombinant human collagen) that is produced with CollPlant's proprietary plant based genetic engineering technology.

CollPlant's products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

CollPlant's flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, CollPlant entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant's BioInks in the manufacture of 3D bioprinted lungs for transplant in humans.

In January 2020, CollPlant entered into a Joint Development Agreement with 3D Systems Corporation, or 3D Systems, pursuant to which CollPlant and 3D Systems jointly develop tissue and scaffold bioprinting processes for third party collaborators. CollPlant's industry collaboration also includes the Advanced Regenerative Manufacturing Institute, or ARMI.

For more information, visit http://www.collplant.com.

About United Therapeutics Corporation

United Therapeutics Corporation focuses on the strength of a balanced, value-creating biotechnology model. We are confident in our future thanks to our fundamental attributes, namely our obsession with quality and innovation, the power of our brands, our entrepreneurial culture, and our bioinformatics leadership. We also believe that our determination to be responsible citizens – having a positive impact on patients, the environment, and society – will sustain our success in the long term.

Through our wholly owned subsidiary, Lung Biotechnology PBC, we are focused on addressing the acute national shortage of transplantable lungs and other organs with a variety of technologies that either delay the need for such organs or expand the supply. Lung Biotechnology is the first public benefit corporation subsidiary of a public biotechnology or pharmaceutical company.

Safe Harbor for Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant's and United Therapeutics’ objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant and United Therapeutics each intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant's and United Therapeutics’ actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the CollPlant’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; CollPlant’s and United Therapeutics’ expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen-based BioInk; the CollPlant’s and United Therapeutics’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based BioInk, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the CollPlant’s rhCollagen-based BioInk and United Therapeutics’ manufactured organs; CollPlant’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third-party distributors and resellers; CollPlant’s and United Therapeutics’ ability to establish and maintain strategic partnerships and other corporate collaborations; CollPlant’s and United Therapeutics’ reliance on third parties to conduct some aspects of its product manufacturing; the scope of protection CollPlant and United Therapeutics are able to establish and maintain for intellectual property rights and the companies’ ability to operate their business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the companies operate; projected capital expenditures and liquidity; changes in the companies’ strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant and United Therapeutics is contained under the heading "Risk Factors" included in CollPlant's and United Therapeutics’ most recent annual report on Form 20-F and Form 10-K, respectively, filed with the SEC, and in other filings that CollPlant and United Therapeutics have made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant's and United Therapeutics’ current views with respect to future events, and neither company undertakes, and each company specifically disclaims, any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts at CollPlant:

Eran Rotem

Deputy CEO & Chief Financial Officer

Tel: + 972-73-2325600/612

Email: Eran@collplant.com

Sophia Ononye-Onyia, PhD MPH MBA
Founder & CEO, The Sophia Consulting Firm
Tel: +1-347-851-8641
E-mail: sophia@sophiaconsultingfirm.com

Contact at United Therapeutics: Dewey Steadman Head of Investor Relations Tel: + 1 (202) 919-4097 Email: ir@unither.com